SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

February 21, 2011

Commission File Number	Translation of registrant's name into English; Address of principal executive offices
BHP Billiton Limited (ABN 49 004 028 077) 180 LONSDALE STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA
-	BHP Billiton Plc (REG. NO. 3196209) NEATHOUSE PLACE, VICTORIA, LONDON, UNITED KINGDOM

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes            No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

NEWS RELEASE

Release time        IMMEDIATE
Date                  22 February 2011
Number               05/11

BHP BILLITON ANNOUNCES ACQUISITION OF CHESAPEAKE ENERGY CORPORATION’S FAYETTEVILLE USA SHALE ASSETS

BHP Billiton today announced it has agreed to acquire all of Chesapeake Energy Corporation’s (Chesapeake) interests in the Fayetteville Shale, USA, including the midstream pipeline system, for US$4.75 billion, which BHP Billiton expects to fund from the Group’s cash resources.

The acquisition is consistent with BHP Billiton’s strategy of investing in large, long-life, low cost assets with significant volume growth from future development. It also supports our goal of diversification by geography, customer and product. BHP Billiton will become the operator of Chesapeake’s operated interests in the field.

Chesapeake’s Fayetteville shale assets include approximately 487,000 acres of leasehold and producing natural gas properties located in Arkansas, USA. This is the second largest position in one of the largest gas fields in the world. This acquisition will increase BHP Billiton’s net reserve and resource base by 45 per cent. These assets currently produce over 400 million cubic feet of gas per day and include development options that will support substantially higher production over a 40 year operating life. BHP Billiton and Chesapeake have also agreed a 12 month services agreement to ensure the safe transfer of operations to BHP Billiton.

The assets acquired generate strong margins and returns on capital at today’s prices. Depending on regulatory approvals, BHP Billiton expects to close in the first half of 2011.

“The Fayetteville Shale is a world-class onshore natural gas resource,” said J. Michael Yeager, Chief Executive of BHP Billiton Petroleum. “This transaction marks BHP Billiton’s entry into the US shale gas business. The operated position we are obtaining will immediately make BHP Billiton a major North American shale gas producer. It provides access to a competitive, long-life resource basin that benefits from our ability to invest through the economic cycles. Longer term, the expertise we gain here will be usable elsewhere as we continue to grow our business.”

CAPITAL MANAGEMENT PROGRAM – A$5 BILLION OFF-MARKET BUY-BACK

BHP Billiton also announces an Off-Market tender Buy-Back (Off-Market Buy-Back) of BHP Billiton Limited shares that will form an important part of its expanded US$10 billion capital management program (see separate announcement). The Off-Market Buy-Back, with a target size of A$5 billion but which BHP Billiton Limited may vary at its discretion, will commence immediately in accordance with the Off-Market Buy-Back timetable, which is separately available. The On-Market Buy-Back of BHP Billiton Plc shares will continue, including over the period of the Off-Market Buy-Back process.

Important notice:

This press release does not constitute, or form part of, any offer or invitation to sell, or any solicitation of any offer to purchase any securities in any jurisdiction, nor shall it or the fact of its distribution be relied on in connection with any contract thereof. No indications of interest in the Off-Market Buy-Back are sought by this press release, which relates to the BHP Billiton capital management program. Shareholders who are (or nominees who hold BHP Billiton Limited shares on behalf of or for the account of persons who are) in the United States or US persons, (within the meaning of Regulation S under the United States Securities Act of 1933) residents of Canada or who are otherwise excluded foreign persons will not be eligible to participate in the Off-Market Buy-Back described in this press release. ADRs and restricted employee shares may not be tendered into the Off-Market Buy-Back. Off-Market Buy-Back documents, including the booklet describing the terms of the Off-Market Buy-Back and tender forms, when issued, will not be distributed or sent into the United States or Canada.

Further information on BHP Billiton can be found on our Internet site: www.bhpbilliton.com

Australia
Brendan Harris, Investor Relations
Tel: +61 3 9609 4323 Mobile: +61 437 134 814
email: Brendan.Harris@bhpbilliton.com

Amanda Buckley, Media Relations
Tel: +61 3 9609 2209 Mobile: +61 419 801 349
email: Amanda.Buckley@bhpbilliton.com

Kelly Quirke, Media Relations
Tel: +61 3 9609 2896 Mobile: +61 429 966 312
email: Kelly.Quirke@bhpbilliton.com

Fiona Martin, Media Relations
Tel: +61 3 9609 2211 Mobile: +61 427 777 908
email: Fiona.Martin2@bhpbilliton.com

United Kingdom & South Africa
Andre Liebenberg, Investor Relations
Tel: +44 20 7802 4131 Mobile: +44 7920 236 974
email: Andre.Liebenberg@bhpbilliton.com

United Kingdom & Americas
Ruban Yogarajah, Media Relations
Tel: US +1 713 966 2907 or UK +44 20 7802 4033
Mobile: UK +44 7827 082 022
email: Ruban.Yogarajah@bhpbilliton.com

Americas
Scott Espenshade, Investor Relations
Tel: +1 713 599 6431   Mobile: +1 713 208 8565
email: Scott.Espenshade@bhpbilliton.com

BHP Billiton Limited ABN 49 004 028 077
Registered in Australia
Registered Office: 180 Lonsdale Street
Melbourne Victoria 3000 Australia
Tel +61 1300 55 4757 Fax +61 3 9609 3015

BHP Billiton Plc Registration number 3196209
Registered in England and Wales
Registered Office: Neathouse Place
London SW1V 1BH United Kingdom
Tel +44 20 7802 4000 Fax +44 20 7802 4111

Members of the BHP Billiton group which is headquartered in Australia

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Billiton Limited (ABN 49 004 028 077)
Date : February 22, 2011	By:	/s/ Jane McAloon
	Name:	Jane McAloon
	Title:	Group Company Secretary